STEPHEN P. GARRETT
Chief Compliance Officer

April 30, 2010

Ms. Alison T. White
Securities and Exchange Commission
100 F Street
Washington, D.C.  20549

Re:	American Fidelity Dual Strategy Fund, Inc. (the “Fund”) – 485BPOS
File Nos. 333-59185; 811-08873

Ms. White:

On behalf of the Fund, this letter is in response to the comments you relayed to Jennifer Wheeler during your telephone conversation of April 7, 2010 regarding the Fund’s 485(a) filing on Form N-1A.  Our response to each of your comments is in bold below.  Please note that the page number references below are to the edgar version of the registration statement being filed herewith.

We note the following in response to your comments:

PROSPECTUS

1. Risk/Return Summary – Investment Strategy, Risks and Performance – Principal Investment Strategy  (p.1)

Revise the second sentence to be consistent with the SEC’s “plain English” principles.

We revised this sentence to conform to the SEC’s “plain English” principles.

2. Risk/Return Summary – Investment Strategy, Risks and Performance – Principal Risks of Investing (p.2)

Disclose the risk of foreign investments, as disclosed later in the document.

We added a bullet point discussing the risk of foreign investments.

3. Risk/Return Summary – Investment Strategy, Risks and Performance – Annual Total Return  (p.3)

Remove the horizontal lines from the chart except the zero axis line.

We deleted the horizontal lines, other than the zero axis line.

4. Risk/Return Summary – Investment Advisors and Portfolio Managers – SEC Application for “Manager of Managers” Structure  (p.4)

Move this section so that it is not included in the summary portion of the Prospectus.

We moved the referenced section to page 5, which is not included in the summary portion of the Prospectus.

5. Risk/Return Summary – Payments to Financial Intermediaries  (p.4)

Revise this section in accordance with SEC rules and delete the phrase beginning with “however, the Fund does not pay a fee to AFS….” through the end of the section.

We revised the section, as requested.

6. Investment Goals and Strategies – Sub-Advisors’ Strategies  (p.5)

State that the Fund’s Sub-Advisors may assume temporary defensive positions that may be inconsistent with the Fund’s stated objectives, as stated later in the document.

We revised the section to include information about temporary defensive positions that may be taken by the Fund’s Sub-Advisors.

7. Frequent Purchases and Redemptions (p.10)

Identify any 22c-2 agreements that the Fund has executed.

We revised the section to include information about the 22c-2 agreement to which the Fund is a party.

STATEMENT OF ADDITIONAL INFORMATION

8. Investment Goals and Policies – Policy re:  Senior Securities  (p.3)

Disclose the Fund’s policy about issuing senior securities.

We revised the section, as requested.

9. Management – Directors and Officers  (p.4)

Expand the discussion of the Fund’s directors and officers to comply with the SEC’s enhanced proxy rules.

We revised the Officers and Directors table to include the information required by the SEC’s enhanced proxy rules.

CONCLUSION

In connection with this response letter, I acknowledge that (1) the Fund is responsible for the adequacy and accuracy of the disclosures in the accompanying filing, (2) staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking action with respect to the Fund’s filing, and (3) the Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me at 405.523.5200 or Ms. Wheeler at 405.552.2273 should you need additional information.

Thank you very much for your consideration.

                 Sincerely,

                 Stephen P. Garrett